SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X             Form 40-F
                               ---                       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated December 3, 2003, announcing that WorldHeart's common shares will commence trading on a post-consolidated basis in Canada and in the United States.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release


                     World Heart Corporation Shares To Trade
             On a Post-Consolidated Basis Effective December 4, 2003

Ottawa - December 3, 2003 (OTCBB: WHRT, TSX: WHT) - Common shares of World Heart Corporation (WorldHeart) will commence trading Thursday December 4, 2003 in Canada on the Toronto Stock Exchange (TSX) and in the United States on the NASDAQ Over-the-Counter-Bulletin-Board (OTCBB) on a post-consolidated basis.

As was previously announced, shareholders of WorldHeart had approved a consolidation of shares whereby shareholders receive one common share for each seven common shares that they previously held. WorldHeart now has approximately 15,018,793 common shares outstanding compared to the 105,131,553 common shares that were outstanding prior to the share consolidation.

In addition, in accordance with NASDAQ regulations the listing symbol on the OTCBB has been changed to "WHTOF", effective December 4, 2003. The listing symbol on the TSX will remain as "WHT".

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

About Novacor(R) LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1,490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

For more information, please contact:
Mark Goudie
V.P. Finance and Chief Financial Officer
World Heart Corporation
(613) 226-4278
investors@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            World Heart Corporation


     Date:  December 4, 2003                By:  /s/ Mark Goudie
                                               ---------------------------------
                                               Name:  Mark Goudie
                                               Title:    Chief Financial Officer